Mail Stop 4720

August 7, 2009

By U.S. Mail and Facsimile to: (213) 621-5234

Romolo Santarosa
Executive Vice President and Chief Financial Officer
First California Financial Group, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361

> **Re:** **First California Financial Group, Inc.**
> **Form 10-Q for Fiscal Period Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 000-52498**

Dear Mr. Santarosa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3 – Acquisition, page 8

1. Please revise to include a disclosure of the types of loans purchased from the FDIC related to 1st Centennial.

Results of Operations, page 19

2.   Please revise to disclose the following information related to your Allowance for Loan Losses and Provision for Loan Losses reported as of March 31, 2009:

   a. We note that the provision originally reported in your press release filed in Form 8-K on April 26, 2009 was $1.1 million. Please revise to disclose, in detail, the specific reasons why the provision changed so substantially in your revised financial results. To the extent you changed your methodology during the quarter, please provide a detailed description of the changes to your methodology and the impact these changes had on your level of allowance for loan losses and the current period's provision.

   b. In light of the material changes to your allowance for loan losses and provision for loan losses, please tell us how you concluded your methodology as of December 31, 2008 was appropriate and in accordance with GAAP. Additionally, please tell us how you concluded that your assessment that the company maintained effective internal controls did not need to be revised.

   c. We note your disclosure that you experienced a substantial increase in your loan loss provision due to the significant growth in loans as a result of the FDIC assisted 1st Centennial Bank transaction as well as the judgment of information available to the bank regulatory agencies at the conclusion of their examination. Given your disclosure on page 9 that the par value of these loans approximated fair value and that as of the date of purchase these loans were performing in accordance with their terms, please disclose the specific reasons why such a large provision was required shortly after purchase. Please specifically describe the credit events that occurred subsequent to the purchase date that caused such a substantial increase to the provision.

   d. We note your disclosure on page 27 that you expect the provision for loan losses to be $1.1 million for the quarter ended June 30, 2009. Please revise to disclose the reasons for the substantial decrease in your expected loan loss provision during the second quarter of 2009. To the extent possible, please relate this discussion to the events that occurred during the first quarter of 2009 that caused the substantial increase in your allowance for loan losses and provision for loan losses.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have questions relating to these comments, or me at (202) 551-3492.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant

cc: (facsimile only)
    Gregg Noel, Skaden Arps